Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2011	2010
Pretax income from continuing operations (1)	$1,270	$11,519	$9,126	$26,102	$54,888	$4,516	$16,193
Fixed charges	31,521	26,055	24,931	24,338	21,079	7,805	5,015
Capitalized Interest	—	—	(259)	(162)	(34)	—	85
Distributed income of equity investees	650	2,400	625	621	—	—	—

	$33,441	$39,974	$34,423	$50,899	$75,933	$12,321	$21,293

Fixed charges:
Interest expense and amortized deferred financing costs	$24,547	$18,209	$17,395	$16,393	$13,592	$5,950	$3,143
Estimated interest expense in operating leases	6,974	7,846	7,536	7,945	7,487	1,855	1,872

Total fixed charges	$31,521	$26,055	$24,931	$24,338	$21,079	$7,805	$5,015

Ratio of earnings to fixed charges	1.1	1.5	1.4	2.1	3.6	1.6	4.2